May 8, 2009
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Daniel F. Duchovny, Special Counsel
Telephone:  202-551-3757
Facsimile:   202-772-9203

Re:	Trico Marine Services Preliminary Proxy Statement on Schedule 14A Filed on April 15, 2009 File No. 1-33402
Ladies and Gentlemen:
We are in receipt of your letter dated May 6, 2009 regarding comments to the above-referenced filing. This letter sets forth our responses to such comments. For your convenience, we have included each comment set forth in your letter, followed by our response to such comment. We have also enclosed for your reference a copy of Amendment No. 2 to our Preliminary Proxy Statement (“Amendment No. 2”), reflecting the responses described herein, together with a marked copy of Amendment No. 2 to expedite your review.
Revised Preliminary Proxy Statement on Schedule 14A
Comment 1: We note the revisions you have made to your disclosure in response to prior comment 2. It has come to our attention that you are in receipt of a copy of a letter dated April 3, 2009 from the Maritime Administration of the U.S. Department of Transportation which was provided to counsel to the Kistefos participants which addresses some of the Jones Act issues referenced in your revised disclosure. Please update the disclosure in your proxy statement throughout to reflect this development and to briefly disclose the nature of that agency’s analysis of the Kistefos solicitation and its implication for your continued compliance with the Jones Act.
Response 1: We have revised the disclosure set forth in the sections titled “Introduction,” “Proposal 4: Stockholder proposal to increase director quorum requirement to seven directors” and in the answer to the question “Why is the Jones Act an important issue” on pages 5-6, 55 and 11-12, respectively, of Amendment No. 2.
Comment 2: You disclose that to “the Company’s knowledge” neither MarAd or the Coast Guard authorities have made any determinations as to the foreign control implications under the Jones Act that may arise from the combination of items you reference. Revise to state, if true, that this is your conclusion, notwithstanding the MarAd letter. Further, to facilitate shareholders’ understanding of the content of the letter and the authority afforded to it, please describe whether it is your view that the letter constituted an official “determination” by the agency or rather, whether it was merely advisory.
Response 2: We have revised the disclosure set forth in the sections titled “Introduction,” “Proposal 4: Stockholder proposal to increase director quorum requirement to seven directors” and in the answer to the question “Why is the Jones Act an important issue” on pages 5-6, 55 and 11-12, respectively, of Amendment No. 2.
We understand that as a matter of policy, MarAd’s Office of Chief Counsel responds to requests for interpretive advice from members of the public. Although such guidance is typically an accurate reflection of agency policy and views, it is not legally binding on the agency.
Comment 3: We note your response to prior comments 2 and 3. Please tell us what authority (or “legal basis”) you would rely on to make the decision to disregard any Kistefos proposals that may force the company to lose its Jones Act eligibility. We note your revised disclosure states that your charter “effectively” requires you to remain in compliance with the Jones Act. What does this mean? Is your charter explicit in this respect or are you interpreting the charter’s language and making a legal conclusion? Please revise your disclosure.
Response 3: We have revised the disclosure set forth in the sections titled “Introduction,” “Proposal 1: Election of Directors,” “Proposal 4: Stockholder proposal to increase director quorum requirement to seven directors” and in the answer to the question “Why is the Jones Act an important issue” on pages 6, 27, 56 and 11-12, respectively, of Amendment No. 2. For the information of the Staff, we have supplementally provided to the Staff a copy of our charter. The Jones Act provisions are contained in Article SIX.
Questions and Answers, page 8
Comment 4: Please revise the third bullet point in the answer to the question “What is the purpose of the annual meeting?” to include the nine proposals Kistefos is making: currently your disclosure states there are nine proposals but the parenthetical disclosure appears to only list eight proposals.
Response 4: The requested revision is set forth on page 7 of Amendment No. 2.
Background and Certain Contacts with Kistefos, page 17
Comment 5: We note your response to prior comment 13 and the revisions made. We disagree that you have provided adequate support for the statements in bullet points 1, 4 and 5. Further, we note that you should avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. The support you provided is entirely premised on your assumptions regarding the negative intent of the Kistefos nominees and is not factually supported. Additionally, your support omits to explain or acknowledge equally plausible reasons why a 21.7% shareholder would seek representation on a Board of Directors. Please remove such statements throughout the proxy statement.
Response 5: We have made revisions throughout Amendment No. 2 to respond to the Staff’s comment. We have also revised the disclosure set forth in the sections titled “Reasons for the Board’s Opposition to Most of the Kistefos Proposals” and “Proposal 4: Stockholder Proposal to

Increase Director Quorum Requirement to Seven Directors”, on pages 19 and 55-56, respectively, to clarify the circumstances under which the consequence referred to in bullet point 5 may arise.
Comment 6: See our prior comment. Remove the statements throughout that continue to suggest that the Kistefos nominees would assert a form of “negative control.” You have revised the disclosure to indicate the limitations imposed on directors regarding the exercise of such power in Proposal 4. Your support for the argument that they could assert this form of negative control, despite the existence of the fiduciary duties and state law obligations you admit apply, serves to indirectly impugn the character of the nominees by suggesting that they deliberately would ignore such duties. Please revise your disclosure accordingly.
Response 6: We have made revisions throughout Amendment No. 2 to remove the statements that suggest that the Kistefos nominees would assert a form of “negative control”.
Proposal 10, page 63
Comment 7: Please revise your disclosure to highlight in Proposals 10 and 11 and in the cover letter that security holders who use your card would not have the ability to vote on Proposals 10 and 11. You should address the fact that security holders who vote for Proposal 3 would be unable to vote for the election of individuals nominated to fill the two new board seats resulting from the approval of Proposal 3.
Response 7: We have revised the disclosure set forth in the cover letter to the proxy statement and in sections titled “Proposal 10: Proposal to Elect Åge Korsvold to the Board” and “Proposal 11: Proposal to elect Christen Sveaas to the Board” on page 62 of Amendment No. 2.
Form of Proxy Card
Comment 8: Given that the standard of election of your directors is a majority one, please revise your proxy card to include a box that allows security holders to vote “Against” your nominees, whether it is in addition to the current boxes or instead of the “Withhold Authority” box. Revise the related language in the proxy card and in the proxy statement for consistency.
Response 8: We have revised the proxy card and the disclosure set forth in the answer to the question “What vote is required to approve each item?” under the heading “Questions and Answers About the Annual Meeting and Voting” on page 10 of Amendment No. 2, in addition to making certain conforming changes in the Amendment No. 2.
In connection with its responses to the Staff’s comments, the participants hereby acknowledge that:
•	the participants are responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.
Very truly yours,
Rishi A. Varma
General Counsel and Corporate Secretary

cc:	Melissa Campbell Duru James L. Palenchar

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
TRICO MARINE SERVICES, INC.
     I, the undersigned, Thomas E. Fairley, being the duly elected and qualified Chief Executive Officer of Trico Marine Services, Inc., a Delaware corporation (the “Corporation”), hereby certify that:
     1. The present name of the Corporation is Trico Marine Services, Inc.
     2. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 18, 1993. The Corporation’s Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on April 26, 1996.
     3. This Second Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 245 and 303 of the General Corporation Law of Delaware.
     4. The Second Amended and Restated Certificate of Incorporation of the Corporation shall read as follows:
     ONE: Name. The name of the corporation is Trico Marine Services, Inc. (the “Corporation”).
     TWO: Address. The address of its registered office in the State of Delaware is The Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.
     THREE: Purposes. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (“DGCL”).
     FOUR: Stock. The total number of shares of all classes of stock which the Corporation shall have authority to issue is Thirty Million (30,000,000) shares, par value $.01 per share, of which Twenty Five Million (25,000,000) shall be common stock (the “Common Stock”) and Five Million (5,000,000) shall be Preferred Stock (“Preferred Stock”). The affirmative vote of at least five (5) directors is required to approve any issuance of Common Stock or Preferred Stock. The Corporation may issue Preferred Stock only for cash consideration. The powers, designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions of each class of stock shall be governed by the following provisions:

     Section 1. Preferred Stock. The Preferred Stock may be issued from time to time in one or more series, and the Board of Directors is hereby authorized (i) to provide by resolution or resolutions from time to time for the issuance of shares of Preferred Stock in one or more series, (ii) to establish from time to time the number of shares to be included in each such series, (iii) (to the extent not expressly provided for herein) to fix the designations, powers, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations or restrictions, if any, thereof, by filing one or more certificates pursuant to the DGCL (a “Preferred Stock Designation”), and (iv) to increase or decrease the number of shares of any such series to the extent permitted by the DGCL and the Preferred Stock Designation (but not below the number of shares thereof then outstanding). The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following.
     (a) The designation of the series, which may be by distinguishing the number, letter or title of such series.
     (b) The number of shares of the series.
     (c) Whether dividends, if any, shall be paid in cash or in capital stock or other securities, whether such dividends shall be cumulative (and, if so, from which date or dates for each such series) or noncumulative, the preference or relation which such dividends, if any, shall bear to the dividends payable on any other class or classes or any other series of capital stock, and the dividend rate, if any, of the series.
     (d) Conditions and dates upon which dividends, if any, shall be payable.
     (e) The redemption rights and redemption price or prices, if any, for shares of the series.
     (f) The terms and amount of any sinking fund provided for the purchase or redemption of shares of the series.
     (g) The amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.
     (h) Whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series of capital stock, or any other security, of the Corporation or any other corporation and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made.
     (i) Restrictions on the issuance of shares of the same series or of any other class or series.

     (j) The voting rights, if any, of the holders of shares of the series, whether as a class or otherwise, with respect to the election of directors or otherwise.
     (k) The price or other consideration for which shares of the series shall be issued and, if deemed desirable, the stated value or other valuation of the shares constituting such series.
     (l) Any other relative rights, preferences and limitations of that series.
Notwithstanding anything to the contrary in the Certificate of Incorporation or in a Preferred Stock Designation, the holders of Preferred Stock shall not be entitled to vote separately as a class with respect to any amendment to the Certificate of Incorporation to increase the number of authorized shares of Preferred Stock.
     Section 2. Common Stock. All shares of Common Stock shall be identical and will entitle holders thereof to the same rights and privileges, except as otherwise provided herein. Subject to the prior rights and preferences, if any, applicable to shares of the Preferred Stock or any series or class thereof, the holders of shares of the Common Stock shall be entitled to receive such dividends (payable in cash, stock, or otherwise) as may be declared thereon by the Board of Directors at any time and from time to time out of any funds of the corporation legally available therefore.
     (a) Voting Rights.
     (i) Each registered holder of Common Stock shall be entitled to one vote for each share of such stock held by such holder.
     (ii) Except as otherwise provided by law and subject to the prior rights and preferences, if any, applicable to shares of the Preferred Stock or any series or class thereof, each registered holder of Common Stock shall be entitled to vote for the election of directors of the Corporation and on all other matters submitted to a vote of stockholders of the Corporation.
     (b) Dividends. Any dividend or distribution on Common Stock shall be payable on shares of Common Stock ratably.
     (c) Liquidation. In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of Preferred Stock or any series or class thereof, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of the Common Stock held by them. A liquidation, dissolution, or winding-up of the Corporation, as such terms are used in this paragraph (c), shall not be deemed to be occasioned by or to include any consolidation or merger of the Corporation with or into any other corporation or corporations or other entity or a sale, lease, exchange, or conveyance of all or a part of the assets of the Corporation.

     FIVE: Directors.
     Section 1. Number of Directors. The number of directors that shall constitute the Board of Directors shall initially be seven and, thereafter the number of directors may be enlarged or reduced only with the approval of the holders of at least two-thirds of the voting power of all the outstanding shares of the capital stock of the Corporation.
     Section 2. Classification. The directors shall be divided into three classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. The chairman of the board and the chief executive officer of the Corporation (if he or she is a member of the Board of Directors) who are serving at the time of the effective date of the Corporation’s Joint Prepackaged Plan of Reorganization under Chapter 11 of the Bankruptcy Code, dated November 12, 2004, as may be amended or supplemented from time to time (the “Effective Date”), shall be assigned to the class of directors whose term expires at the annual meeting of stockholders to be held during calendar year 2006. The term of office of the initial Class I directors shall expire at the first annual meeting of the stockholders after the Effective Date, the term of office of the initial Class II directors shall expire at the second annual meeting of the stockholders after the Effective Date and the term of office of the initial Class III directors shall expire at the third annual meeting of the stockholders after the Effective Date. At each annual stockholders’ meeting after the Effective Date, directors to replace those of a class whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting of stockholders and until their respective successors shall have been duly elected and qualified. If the number of directors is hereafter changed, any newly created directorships or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as is practicable.
     Section 3. Removal. Any director or the entire Board of Directors may be removed, (a) with cause by the affirmative vote of the holders of at least a majority of all then outstanding shares of capital stock entitled to vote at an election of directors or (b) without cause by the affirmative vote of the holders of at least two-thirds of all then outstanding shares of capital stock entitled to vote at an election of directors.
     Section 4. Vacancies. Newly created directorships resulting from an increase in the size of the Board of Directors and any vacancy occurring on the Board of Directors as a result of the removal of a director shall be filled by vote of the stockholders. Vacancies occurring on the Board of Directors for any other reason may be filled by vote of a majority of the remaining members of the Board of Directors, although less than a quorum, at any meeting of the Board of Directors. A person so elected by the Board of Directors to fill a vacancy shall hold office until the next election of the class of directors in which such vacancy occurred is held, and until his or her successor shall have been duly elected and qualified.
     SIX: Citizenship of Officers, Directors and Stockholders. The purpose of this article is to limit ownership and control of any class of shares of the capital stock of the Corporation by Aliens, and to limit the Alien status of certain officers and directors, in order to permit the

Corporation and/or its Subsidiaries or Controlled Persons to conduct their business as U.S. Maritime Companies.
     Section 1. Restriction on transfers. Any transfer, or attempted or purported transfer, of any class of shares of capital stock issued by the Corporation or any interest therein or right thereof, which would result in the ownership or control by one or more Aliens of an aggregate percentage of any class of shares of capital stock of the Corporation or of any interest therein or right thereof in excess of the Permitted Percentage will, until such excess no longer exists, be void and will be ineffective as against the Corporation and the Corporation will not recognize, to the extent of such excess, the purported transferee as a stockholder of the Corporation for any purpose other than the transfer of such excess to a person who is not an Alien; provided, however, that such shares, to the extent of such excess, may nevertheless be deemed to be Alien owned shares for the purposes of this Article Six.
     The Board of Directors is hereby authorized to adopt such bylaws and resolutions, and to effect any and all other measures reasonably necessary or desirable (consistent with applicable law and the provisions of the Certificate of Incorporation) to fulfill the purpose and implement the provisions of this Article Six, including without limitation, obtaining, as a condition precedent to the transfer of shares on the records of the Corporation, representations and other proof as to the identity of existing or prospective stockholders and persons on whose behalf shares of any class of capital stock of the Corporation or any interest therein or right thereof are or are to be held or establishing and maintaining a dual stock certificate system under which different forms of stock certificates, representing outstanding shares of capital stock of the Corporation, are issued to the holders of record of the shares represented thereby to indicate whether or not such shares or any interest therein or right thereof are owned or controlled by an Alien.
     Section 2. Suspension of voting, dividend and distribution rights with respect to Alien owned stock. No shares of the outstanding capital stock of the Corporation or any class thereof held by or for the benefit of any Alien determined to be in excess of the Permitted Percentage in accordance with this Section 2 of this Article Six (such shares referred to herein as the “Excess Shares”) will, until such excess no longer exists, be entitled to receive or accrue any rights with respect to any dividends or other distributions of assets declared payable or paid to the holders of such capital stock during such period. Furthermore, no Excess Shares will be entitled to vote with respect to any matter submitted to stockholders of the Corporation so long as such excess exists. If Excess Shares exist, the shares deemed included in such Excess Shares for purposes of this Section 2 of this Article Six will be those Alien-owned shares that the Board of Directors determines became so owned most recently.
     Section 3. Redemption of Shares. The Corporation, by action of the Board of Directors, shall have the power, but not the obligation, to redeem Excess Shares subject to the following terms and conditions:

     (a) the per share redemption price to be paid for the Excess Shares shall be the sum of (A) the Fair Market Value of such shares of capital stock plus (B) an amount equal to the amount of any dividend or distribution declared in respect of such shares prior to the date on which such shares are called for redemption and which amount has been withheld by the Corporation pursuant to Section 2 of this Article Six (the “Redemption Price”);
     (b) the Redemption Price shall be paid either in cash (by bank or cashier’s check) or by the issuance of Redemption Notes, as determined by the Board of Directors, in its discretion;
     (c) the Excess Shares to be redeemed shall not exceed the number necessary to reduce the percentage of shares of capital stock of the Corporation owned by Aliens, in the aggregate, to the Permitted Percentage; provided that the Corporation may adjust upward to the nearest whole share the number of shares to be redeemed so as not to be required to redeem or issue fractional shares; and provided further, that if the Corporation is redeeming some, but not all, of the Excess Shares, the Excess Shares to be redeemed shall be the Excess Shares that the Board of Directors determines became so owned most recently.
     (d) written notice of the date of redemption (the “Redemption Date”) together with a letter of transmittal to accompany certificates evidencing shares of stock which are surrendered for redemption shall be given by first class mail, postage prepaid, mailed not less than 10 days prior to the Redemption Date to each holder of record of the selected shares to be redeemed, at such holder’s last known address as the same appears on the stock register of the Corporation (unless such notice is waived in writing by any such holders) (the “Redemption Notice”);
     (e) all right, title and interest of record holders in respect of the shares so selected for redemption (including, without limitation, voting and dividend rights), except for the right to receive the Redemption Price, shall terminate as of the later of (A) the Redemption Date or (B) the date on which the funds or Redemption Notes necessary to effect the redemption have been irrevocably deposited in trust for the benefit of such record holders;
     (f) each Redemption Notice shall specify (A) the Redemption Date, (B) the number and class of shares of capital stock to be redeemed from such holder (and the certificate number(s) evidencing such shares), (C) the Redemption Price and the manner of payment thereof, (D) the place where certificates for such shares are to be surrendered for cancellation against the simultaneous payment of the Redemption Price, (E) any instructions as to the endorsement or assignment for transfer of such certificates and the completion of the accompanying letter of transmittal; and (F) the fact that all right, title and interest in respect of the shares so selected for redemption (including, without limitation, voting and dividend rights) , except for the right to receive the Redemption Price, shall terminate as provided in clause (e) of this Section 3; and
     (g) upon surrender of the certificates for any shares so redeemed in accordance with the requirements of the Redemption Notice and accompanying letter of transmittal (and otherwise in proper form for transfer as specified in the Redemption Notice), the owner of such shares shall be entitled to payment of the Redemption Price. In case fewer than all the shares represented by any such certificate are redeemed, a new certificate (or certificates) shall be issued representing the shares not redeemed without cost to the holder thereof.
     Section 4. Severability. Each provision of this Article Six is intended to be severable from every other provision. If any one or more of the provisions contained in this Article Six is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of any other provision of this Article Six shall not be affected, and this Article Six shall be construed as if the provisions held to be invalid, illegal or unenforceable had never been contained therein.
     Section 5. Citizenship of Officers and Directors. Except as otherwise permitted by or consistent with the laws and regulations applicable to U.S. Maritime Companies, as amended or modified from time to time, (a) at no time shall more than a minority of the number of directors of the Corporation necessary to constitute a quorum be Aliens, and (b) at no time shall the chairman of board or the chief executive officer be an Alien.
     Section 6. Definitions.
     “Alien” means (1) any person (including an individual, a partnership, a corporation, a limited liability company or an association) who is not a United States citizen, within the meaning of Section 2 of the Shipping Act, 1916, as amended or as it may hereafter be amended; (2) any foreign government or representative thereof; (3) any corporation, the chief executive officer by any title or chairman of the board of directors of which is an Alien, or of which more than a minority of the number of its directors necessary to constitute a quorum are Aliens; (4) any corporation organized under the laws of any foreign government; (5) any corporation of which 25% or greater interest is Owned Beneficially or of record, or may be voted by, an Alien or Aliens, or which by any other means whatsoever is controlled by or in which control is permitted to be exercised by an Alien or Aliens (the Board of Directors of the Corporation being authorized to determine reasonably the meaning of “control” for this purpose); (6) any partnership, limited liability company, or association which is controlled by an Alien or Aliens; or (7) any person (including an individual, partnership, corporation, limited liability company or association) who acts as representative of or fiduciary for any person described in clauses (1) through (6) above.
     “Controlled Person” means any corporation, limited liability company or partnership of which the Corporation or any Subsidiary owns or controls an interest in excess of 25%.

     “Fair Market Value” shall mean the average Market Price of one share of stock for the 20 consecutive trading days next preceding the date on which a Redemption Notice is sent pursuant to clause (d) of Section 3 of this Article Six. The “Market Price” for a particular day shall mean (i) the last reported sales price, regular way, or in case no sale takes place on such day, the average of the reported closing bid and asked prices, regular way, in either case as reported on the New York Stock Exchange, Inc. (“NYSE”) composite tape; and (ii) if the Common Stock is not then listed or admitted to unlisted trading privileges on the NYSE, as reported on the consolidated reporting system of the principal national securities exchange (then registered as such pursuant to Section 6 of the Securities Exchange Act of 1934, as amended) on which the Common Stock is then listed or admitted to unlisted trading privileges; and (iii) if the Common Stock is not then listed or admitted to unlisted trading privileges on the NYSE or any national securities exchange, as included for quotation through the National Association of Securities Dealers, Inc. Automated Quotation (“NASDAQ”) National Market System; and (iv) if the stock if not then listed or admitted to unlisted trading privileges on the NYSE or on any national securities exchange, and is not then included for quotation through the NASDAQ National Market System, (A) the average of the closing “bid” and “asked” prices on such day in the over-the-counter market as reported by NASDAQ or, (B) if “bid” and “asked” prices for the Common Stock on such day shall not have been reported on NASDAQ, the average of the “bid” and “asked” prices for such day as furnished by any NYSE member firm regularly making a market in and for the Common Stock. If the Corporation’s Common Stock ceases to be publicly traded, the Fair Market Value thereof shall mean the fair value of one share of Common Stock as determined in good faith by the Board of Directors, which determination shall be conclusive.
     “Owned Beneficially” refers to beneficial ownership as defined in Rule 13d-3 (without regard to the 60-day provision in paragraph (d)(1)(i) thereof) under the Securities Exchange Act of 1934, as amended.
     “Permitted Percentage” means 24.99% of the outstanding shares of the capital stock of the Corporation, or any class thereof.
     “Redemption Notes” shall mean interest bearing promissory notes of the Corporation with a maturity of not more than 10 years from the date of issue and bearing interest at a fixed rate equal to the yield on the U.S. Treasury Note having a maturity comparable to the term of such promissory note as published in The Wall Street Journal or comparable publication at the time of the issuance of the promissory note.
     “Subsidiary” means any corporation or limited liability company more than 50% of the outstanding equity interest of which is owned by the Corporation or any Subsidiary of the Corporation.
     “U.S. Maritime Company” means any corporation or other entity which, directly or indirectly (1) owns or operates vessels in the United States coastwise trade, intercoastal trade or noncontiguous domestic trade; (2) owns or operates any vessel built with construction differential subsidies from the United States Government (or any agency thereof); (3) is a party to a maritime security program agreement with the United States Government (or any agency thereof) on account of ships owned, chartered or operated by it; (4) owns any vessel on which there is a preferred mortgage issued in connection with Title XI of the Merchant Marine Act of 1936, as amended; (5) operates vessels under agreement with the United States Government (or any agency thereof); (6) conducts any activity, takes any action or receives any benefit which would be adversely affected under any provision of the U.S. maritime, shipping or vessel documentation laws by virtue of Alien ownership of its stock; or (7) maintains a Capital Construction Fund under the provisions of Section 607 of the Merchant Marine Act of 1936, as amended.
     SEVEN: Bylaws. The Board of Directors shall have the power to adopt, amend or repeal the Bylaws of the Corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, notwithstanding any other provisions of the Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of the capital stock of the Corporation, shall be required to adopt, amend or repeal any provision of the Bylaws of the Corporation.
     EIGHT: Action Without a Meeting. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and may not be effected by any consent in writing by such stockholders, unless such written consent is unanimous.
     NINE: Section 203. The Corporation elects not to be governed by Section 203 of the DGCL.
     TEN: Liability of Directors. No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended DGCL. Any repeal or modification of this Article Ten by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.
     ELEVEN: Indemnification. The Corporation shall indemnify, to the full extent permitted by the laws of the State of Delaware as from time to time in effect, each director and officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, and as further provided in the Bylaws.
     TWELVE: Non-Voting Equity Securities. The Corporation shall not issue any class of non-voting equity securities to the extent prohibited by Section 1123(a)(6) of the United States Bankruptcy Code (the “Bankruptcy Code”) as in effect on the date of filing the Certificate of Incorporation with the Secretary of State of the State of Delaware; provided, however, that this Article Twelve: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law from time to time in effect.
     THIRTEEN: Amendment. The Corporation shall have the right, subject to any express provisions or restrictions contained in this Certificate of Incorporation or Bylaws of the Corporation, from time to time, to amend this Certificate of Incorporation or any provision hereof, in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by this Certificate of Incorporation or any amendment hereof are subject to such right of the Corporation. Notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, (i) prior to the third anniversary of the Effective Date the affirmative vote of the holders of at least two-thirds of the voting power of all then outstanding shares of capital stock of the Corporation shall be required to adopt, amend or repeal any provision of this Certificate of Incorporation and (ii) on and after the third anniversary of the Effective Date the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation shall be required to adopt, amend or repeal any provision of this Certificate of Incorporation.
     IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Amended and Restated Certificate of Incorporation of this Corporation, and which has been duly adopted in accordance with Sections 245 and 303 of the General Corporation Law of Delaware, has been executed by its duly authorized officer this 15th day of March, 2005.

TRICO MARINE SERVICES, INC.
By:	/s/ Thomas E. Fairley
Thomas E. Fairley
Chief Executive Officer

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT TO
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
Trico Marine Services, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:
FIRST: That by unanimous written consent of the Board of Directors of the Corporation, resolutions were duly adopted setting forth a proposed amendment to the Second Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling a special meeting of stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:
     “FURTHER RESOLVED, the first sentence of Article FOUR of the Company’s Second Amended and Restated Certificate of Incorporation shall be amended and restated in its entirety to read as follows:
“‘(a) FOUR: Stock. The total number of shares of all classes of stock which the Corporation shall have authority to issue is Fifty-Five Million (55,000,000) shares, par value $.01 per share, of which Fifty Million (50,000,000) shall be common stock (the “Common Stock”) and Five Million (5,000,000) shall be Preferred Stock (“Preferred Stock”);’”
SECOND: That, thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.
THIRD: That said amendment was duly adopted in accordance with the propositions of Section 242 of the General Corporation Law of the State of Delaware.
IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 25th of February, 2009.

By:	/s/ Rishi Varma
Authorized Officer
	Title:	Vice President and General Counsel